

Mail Stop 4720

December 14, 2015

Via Email
Thomas B. Dix III
Chief Financial Officer
Hampton Roads Bankshares, Inc.
641 Lynnhaven Parkway
Virginia Beach, VA 23452

> **Re:** **Hampton Roads Bankshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 25, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
> **Filed November 5, 2015**
> **File No. 001-32968**

Dear Mr. Dix:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Consolidated Statements of Operations, page 54

1. Please revise, in future filings, to classify 'Gain (loss) on sale of other real estate owned and repossessed assets' and 'Other than temporary impairment of other real estate owned and repossessed assets' net within the noninterest expense pursuant to Rule 9-04 14 (d) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Management's Discussion and Analysis of Results of Operations and Financial Condition

Table 4: Allowance for Loan Losses Components and Related Data, page 53

2. We note you moved into default the Company's largest remaining substandard relationship during the six months ended June 30, 2015. We further note from your disclosures that this lending relationship was downgraded to substandard in the third quarter of 2014 and placed on nonaccrual status in the second quarter of 2015. Please tell us the following concerning this lending relationship:
   - When the loan(s) were originated;
   - When the loan(s) became impaired;
   - A timeline highlighting specifically how the loan moved from pass to substandard to nonaccrual;
   - The amount of any charge-offs recognized on the loan(s);
   - The amount of any specific allowance on the loan(s);
   - The underlying collateral supporting the loan(s);
   - The estimated fair value of the underlying collateral;
   - The date and amount of the last appraisal(s);
   - The discount to the most recent appraised value(s), if applicable, and how determined;
   - The existence of any guarantors and how you assessed the risk that the guarantor is willing and able to provide additional credit support to the lending relationship; and
   - Any other pertinent information deemed necessary to understand the credit risk of the loan relationship and how you considered this information in your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Chris Windsor at (202) 551-3419 with any other questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Reviewing Accountant